THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT

Angel Studios, Inc.
295 W Center St
Provo, Utah 84601

Ladies and Gentlemen:

The undersigned understands that Angel Studios, Inc., a corporation organized under the laws of Delaware (the "Issuer), is offering an aggregate of 561,797 shares of its Class B Common Shares (the "Securities"), for $8.90 per share (the "Purchase Price") in a Regelation CF offering (the "Offering"). This Offering is made pursuant to Issuer's Form C SEC filing ("Form C") and the Issuer's Bylaws (the "Bylaws"), the Issuer's articles of incorporation (the "Articles"), the Issuer's shareholder's agreement (the "Shareholder's Agreement", and together with Bylaws, the Articles, and the Form C, the "Offering Documents"), as may be amended from time to time. The undersigned further understands that the Offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act"), or any securities law of any state of the United States or of any other jurisdiction. The Offering has a minimum amount raised target of $1,000,000 (the "Target Offering Amount") and a maximum offering amount target of $4,999,99330 (the "Maximum Offering Amount"). The Offering has a deadline to raise the Target Offering Amount of April 19, 2021 (the "Offering Deadline"). Once the Offering reaches the Target Offering Amount, the Issuer may elect to hold an initial Closing pursuant to Section 3 below and continue to raise funds up to the Maximum Offering Amount.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the undersigned hereby subscribes for the Securities set forth on the signature page hereto in the aggregate purchase amount or price set forth there indicated (the "Total Purchase Price"), which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement") and in the Offering Documents.

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Issuer shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when the undersigned has received a confirmation of investment notice from the crowdfunding portal (the "Portal"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a

violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws"). If the Issuer accepts this subscription the joinder agreement, attached to the end of this Subscription Agreement, (the "Joinder Agreement") shall be deemed to be execution of the Shareholder's Agreement and the undersigned shall become a party to the Shareholder's Agreement without the requirement of any further action.

3.   The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 5:00 p.m. on the Offering Deadline, or at such other time and place as the Issuer may designate by notice to the undersigned, subject to the following conditions:

        (a)   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount.

        (b)   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

        (c)   The Offering may not close for any individual subscriber until such subscriber's identity is verified with the escrow agent (the "Escrow Agent"), and their funds have cleared the escrow account (the "Escrow Account").

        (d)   If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five (5) days prior to the Closing to all investors who have committed to invest in the Offering through a subscription agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitment up to the Closing.

        (e)   The Offering may close in batches as requirements are met for any such batch of subscribers.

4.   Payment for Securities. The undersigned shall pay to the Issuer the Total Purchase Price at the time of entering into this Subscription Agreement. The undersigned may pay the Total Purchase Price by any method listed as available by the Portal. Payment shall be submitted to the Escrow Agent, who will hold the Total Purchase Price until such time that it is either refunded to the undersigned or distributed to the Issuer in accordance with the Offering Documents.

5.   Termination. The Issuer and the undersigned may terminate this Subscription Agreement as follows:

        (a)   The undersigned may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, the undersigned may not terminate this Subscription Agreement.

        (b)   The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time of the Closing.

6.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   This Subscription Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

7.   <u>Representations and Warranties of the Undersigned</u>. The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   <u>General</u>.

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   The undersigned is a citizen of the United States of America.

(iv)   The undersigned is at least eighteen (18) years of age.

(v)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(b)   <u>Information Concerning the Company</u>.

(i)   The undersigned has received a copy of the Offering Documents. The undersigned has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents and in this Subscription Agreement. The undersigned represents that it is able to bear any loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Company or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Documents. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid Total Purchase Price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   Non-reliance.

(i)   The undersigned represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(ii)   The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   Status of Undersigned.

(i)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(ii)   The undersigned is aware of its investment limitations based on the undersigned's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the Total Purchase Price.

(e)   Restrictions on Transfer or Sale of Securities. As applies to the Purchaser:

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, the undersigned understands that under the Commission's rules, the undersigned may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the undersigned. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; and (B) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Documents.

8.   <u>Conditions to Obligations of the Undersigned and the Company</u>. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page and of the Issuer to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9.   <u>Obligations Irrevocable</u>. The obligations of the undersigned shall be irrevocable.

10.   <u>Waiver, Amendment</u>. Once this Subscription Agreement has been accepted by both parties, neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   <u>Assignability</u>. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the city of Provo, Utah, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   <u>Governing Law</u>. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

15.   <u>Section and Other Headings</u>. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   <u>Notices</u>. All notices and other communications provided for herein shall be by email and shall be deemed to have been duly given on the day on which the receiver received such email if received prior to 5:00 p.m. in the receiver's time and on the following business day if received after 5:00 p.m.

18.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Issuer and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Issuer upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date set forth below.

PURCHASER:

By: _____
                               Signature

Name: _____
                               Print

Date: _____

State of Territory and Country of Domicile: _____

Aggregate Subscription Amount: $_____

The offer to purchase Securities as set forth above is confirmed and accepted by the Issuer as that number of shares of Class B Common Stocks below.

Number of Class B Common Stock: _____

Date: _____

By: _____

INSTRUMENT OF JOINDER

The undersigned,_____, in order to become the owner of_____ shares of the Class B Common Stock of ANGEL STUDIOS, INC., a Delaware corporation (the "Company"), hereby agrees to become a party to and to be bound by all terms and conditions of that certain Stockholders Agreement, having an effective date of October 19, 2016, as the same may have been previously and may hereafter be amended from time to time, and for all purposes thereunder, shall hereafter be deemed a "Stockholder." This Instrument of Joinder shall take effect and shall become a part of said Stockholders Agreement immediately upon execution by the undersigned and on behalf of the Company.

Executed under seal as of the date set forth below under the laws of the State of Delaware.

_____

Name: _____

Address for Notice Purposes:

_____

_____

Date:

ACCEPTED:

ANGEL STUDIOS, INC.
By:_____
Name: _____
Its: _____